EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and has not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$16,431	$19,284	$35,763	$37,330
Add: Fixed charges, net	18,427	15,113	36,031	29,481
Income before income taxes and fixed charges, net	$34,858	$34,397	$71,794	$66,811
Fixed charges
Interest expense	$17,870	$14,365	$34,888	$28,333
One-third of rental expense	557	748	1,143	1,148
Interest on unrecognized tax benefits	—	—	—	—
Total fixed charges	$18,427	$15,113	$36,031	$29,481
Ratio of Earnings to Fixed Charges	1.89	2.28	1.99	2.27

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$16,431	$19,284	$35,763	$37,330
Add: Fixed charges, net	6,439	5,604	13,292	10,465
Income before income taxes and fixed charges, net	$22,870	$24,888	$49,055	$47,795
Fixed charges
Interest expense (excluding deposits)	5,882	4,856	12,149	9,317
One-third of rental expense	557	748	1,143	1,148
Interest on unrecognized tax benefits	—	—	—	—
Total fixed charges	$6,439	$5,604	$13,292	$10,465
Ratio of Earnings to Fixed Charges	3.55	4.44	3.69	4.57